Exhibit 99.3
Shinhan Financial Group resolved to pay cash dividends

On February 4, 2015, the Board of Directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2014, subject to the shareholders’ approval.

Total Dividend Amount
1) Dividend amount for common stocks: KRW 450,489,607,650

(KRW 950 per share, 19% of par value and 2.0% of market price of common stock)

2) Dividend amount for preferred stocks: KRW 61,938,000,000
3) Total dividend amount: KRW 512,427,607,650

The dividend payment must be approved by the Annual General Meeting of Shareholders (hereafter “AGM”) and the details may change subject to results of the audit and the AGM.